SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  May 23, 2002

                     Cambridge Antibody Technology Group PLC
                 (Translation of Registrant's Name Into English)

          The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                    (Address of Principal Executive Offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

     Form 20-F ____X                    ____ Form 40-F ________

          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

         Yes _________              No _____X____

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________


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                                  EXHIBIT INDEX
                                  -------------

         This filing contains the following exhibits.

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Exhibit                              Description
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99.1      Press release, dated 20 May, 2002, concerning the announcement by
          Cambridge Antibody Group plc of its interim results for the six months ended 31 March 2002


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99.2      Press release, dated 20 May 2002, concerning the announcement by
          Cambridge Antibody Technology Group plc of an exclusive development agreement with Human Genome Sciences for the development of antibody to trail receptor-2 for cancer treatment

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

          Date 23 May, 2002            Cambridge Antibody Technology Group PLC

                                       By      /s/ Rowena Gardner
                                              ---------------------------------
                                       Name:  Rowena Gardner
                                       Title: Head of Corporate Communications





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